Legion Capital Corporation

301 E. Pine St., Ste. 850

Orlando, Fl. 32801

(407) 986-4234

February 11, 2021

WITHDRAWAL OF REQUEST FOR QUALIFICATION

Ms. Jessica Livingston

Mr. Michael Clampitt

Mr. Michael Volley

Mr. Amit Pande

Re: Legion Capital Corporation Form 1-A filing – Request for Qualification

File No. 024-11123

Dear Ms. and Messrs. Livingston, Clampitt, Volley and Pande,

On behalf of Legion Capital Corporation (the “Company”), I hereby WITHDRAW the Request for Qualification filed in this file on February 10, 2021.

Very Truly Yours,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Chairman and CEO